FILED PURSUANT TO RULE 424(B)(3) UNDER THE SECURITIES ACT OF
        1933, AS AMENDED IN CONNECTION WITH REGISTRATION NO. 333-101197

                                   PROSPECTUS

                                1,221,344 SHARES

       [LOGO]              IMMTECH INTERNATIONAL, INC.

                                  COMMON STOCK

                                   ----------

      Stockholders of Immtech International, Inc. named under the caption "Selling Stockholders" may from time to time offer and sell up to 1,221,344 shares of the Company's Common Stock ("Shares"). The Shares may be sold in transactions occurring either on or off the NASDAQ SmallCap Market at prevailing market prices or at negotiated prices. Sales may be made through brokers or through dealers, who are expected to receive customary commissions or discounts. We will receive no proceeds from the sale of Shares offered by this Prospectus. No period of time has been fixed within which the Shares registered under this Prospectus may be offered or sold. Our obligation to keep the Registration Statement of which this Prospectus is a part effective expires as to 150,000 of the Selling Stockholders' Shares on June 28, 2003, 671,344 Shares on September 25, 2003 and 400,000 Shares on February 22, 2004 or sooner if all Selling Stockholders' Shares are sold. As used in this Prospectus, the terms "we," "us, "our," the "Company" and "Immtech" mean Immtech International, Inc. and the term "Common Stock" means the common stock of Immtech, $0.01 par value per share.

      Our Common Stock is traded on the NASDAQ SmallCap Market under the symbol "IMMT." The last reported sale price of our Common Stock on November 26, 2002 was $2.89. The address of our principal executive offices is 150 Fairway Drive, Suite 150, Vernon Hills, Illinois 60061, and our telephone number is (847) 573-0033.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE S-1 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS NOVEMBER 29, 2002

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS, INCORPORATED BY REFERENCE HEREIN OR PROVIDED BY SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

                                TABLE OF CONTENTS

RISK FACTORS.................................................................S-1
ABOUT THIS PROSPECTUS.......................................................S-11
WHERE YOU CAN FIND MORE INFORMATION.........................................S-11
FORWARD-LOOKING STATEMENTS..................................................S-13
THE COMPANY.................................................................S-14
USE OF PROCEEDS.............................................................S-19
SELLING STOCKHOLDERS........................................................S-19
DESCRIPTION OF CAPITAL STOCK................................................S-21
PLAN OF DISTRIBUTION........................................................S-22
LEGAL MATTERS...............................................................S-23
EXPERTS.....................................................................S-23
GLOSSARY....................................................................S-24

                                  RISK FACTORS

      An investment in the Shares offered by this Prospectus involves a high degree of risk. In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating our business before purchasing the Shares.

THERE IS NO ASSURANCE THAT WE WILL SUCCESSFULLY DEVELOP A COMMERCIALLY VIABLE PRODUCT.

      We are at an early stage of clinical development activities required for drug approval and commercialization. Since our formation in October 1984, we have engaged in developing research programs, recruiting scientific advisors and scientists, negotiating and consummating technology licensing agreements and sponsoring research and development activities. We have generated no revenue from product sales and do not have any products currently available for sale, and none are expected to be commercially available for sale until after March 31, 2003, if at all. There can be no assurance that the research we fund and manage will lead to the development of commercially viable products.

WE HAVE A HISTORY OF LOSSES AND AN ACCUMULATED DEFICIT; OUR FUTURE PROFITABILITY IS UNCERTAIN.

      We have experienced significant operating losses since our inception and we expect to incur additional operating losses as we continue research and development and clinical trial efforts. As of September 30, 2002, we had an accumulated deficit of approximately $40,301,000. We have incurred additional operating losses since such date and expect to incur additional operating losses for the foreseeable future.

WE NEED SUBSTANTIAL ADDITIONAL FUNDS.

      Our operations to date have consumed substantial amounts of cash. Negative cash flow from operations is expected to continue in the foreseeable future. Our cash requirements may vary materially from those now planned because of results of research and development, results of pre-clinical and clinical testing, responses to our grant requests, relationships with strategic partners, changes in the focus and direction of our research and development programs, competitive and technological advances, the Food and Drug Administration ("FDA") regulatory process and other factors. In any of these circumstances, we may require substantially more funds than we currently have available or currently intend to raise to continue our business. We may seek to satisfy future funding requirements through public or private offerings of securities, by collaborative or other arrangements with pharmaceutical companies or from other sources. Additional financing may not be available when needed or may not be available on acceptable terms. If adequate financing is not available, we may not be able to continue as a going concern or may be required to delay, scale back or eliminate certain research and development programs, relinquish rights to certain technologies or product candidates, forego desired opportunities or license third parties to commercialize our products or technologies that we would otherwise seek to develop internally. To the extent we raise additional capital by issuing equity securities, ownership dilution of existing stockholders will result.

THERE IS SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A "GOING CONCERN."

      We have a shortage of unrestricted working capital and have had recurring losses from operations and negative cash flows from operations since our inception. These factors, among others discussed in this Prospectus, raise substantial doubt about our ability to continue as a going concern. (See "Item
7. Management's Discussion and Analysis of Financial Condition and Results of Operations," "Item 8. Financial Statements and Supplemental Data" for an explanatory paragraph relating to substantial doubt about our ability to continue as a going concern and elsewhere in our Form 10-K and our Quarterly Reports on Form 10-Q, incorporated by reference in this Prospectus, for further information on our financial position and results of operations). Our ability to continue to operate will ultimately depend upon raising additional funds, attaining profitability and operating at a profit on a consistent basis, which will not occur for some time or may never occur.

OUR DEPENDENCE ON KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS.

      Our business depends to a significant degree on the continuing contributions of our key management and scientific and technical personnel, as well as on the continued discoveries of scientists, researchers and technicians at The University of North Carolina at Chapel Hill, Duke University, Auburn University and Georgia State University (collectively, the "Consortium") who have entered into an agreement, dated January 15, 1997, as amended, and a License Agreement, dated as of January 28, 2002 (collectively, the "Consortium Agreements"), by which the members of the Consortium have given us exclusive rights to commercialize certain pharmaceutical product candidates developed in the Consortium-member laboratories related to the dication technology. There can be no assurance that the loss of certain members of management or the scientists, researchers and technicians from the Consortium-member universities would not materially adversely affect our business. We do not have "key-man" life insurance policies on any of our executives.

ADDITIONAL RESEARCH GRANTS MAY NOT BE AVAILABLE.

      We will continue to apply for new grants to support continuing research and development of the dication platform technology product candidates. The process of obtaining grants is extremely competitive and there can be no assurance that any of our grant applications will be acted upon favorably.

OUR PRODUCT CANDIDATES ARE IN EARLY STAGE CLINICAL TRIALS.

      All of our product candidates, including DB289 and DB075, require additional clinical testing, regulatory approval and development of marketing and distribution channels, all of which are expected to require substantial additional investment prior to commercialization. There can be no assurance that any of our product candidates will be successfully developed, prove to be safe and effective in human clinical trials, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs, be eligible for third party reimbursement from governmental or private insurers, be successfully marketed or achieve market acceptance.

THERE ARE SUBSTANTIAL UNCERTAINTIES RELATED TO CLINICAL TRIALS.

      To obtain required regulatory approvals for the commercial sale of our product candidates, we must demonstrate through clinical trials that such product candidates are safe and effective for their intended uses.

      We may find, at any stage of our research and development, that product candidates which appeared promising in earlier clinical trials do not demonstrate safety or effectiveness in later clinical trials and therefore do not receive regulatory approvals. The results from pre-clinical testing and early clinical trials may not be predictive of results obtained in later clinical trials and large-scale testing. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in various stages of clinical trials, even after promising results had been obtained in earlier stage trials. Completion of the clinical trials may be delayed by many factors, including slower than anticipated patient enrollment, difficulty in securing sufficient supplies of clinical trial materials or adverse events occurring during clinical trials. Completion of testing, studies and trials may take several years, and the length of time varies substantially with the type, complexity, novelty and intended use of the product. Delays or rejections may be based upon many factors, including changes in regulatory policy during the period of product development. No assurance can be given that any of our development programs will be successfully completed, that any Investigational New Drug Application filed with the FDA (or any foreign equivalent filed with the appropriate foreign authorities) will become effective, that additional clinical trials will be allowed by the FDA or other regulatory authorities or that clinical trials will commence as planned. There have been delays in our testing and development schedules to date and there can be no assurance that our future testing and development schedules will be met.

WE HAVE NO MANUFACTURING CAPABILITY, WHICH COULD IMPAIR OUR ABILITY TO DEVELOP COMMERCIALLY VIABLE PRODUCTS AT REASONABLE COSTS.

      Our ability to conduct clinical trials and to commercialize product candidates will depend in part upon our ability to manufacture the product candidates, either directly or through third parties, at a competitive cost and in accordance with FDA and other regulatory requirements. We currently lack facilities and personnel to manufacture our product candidates. There can be no assurance that we will be able to acquire such resources, either directly or through third parties, at reasonable costs if we develop commercially viable products.

WE ARE DEPENDENT ON THIRD-PARTY RELATIONSHIPS FOR CRITICAL ASPECTS OF OUR BUSINESS.

      We follow a business strategy of utilizing the expertise and resources of third parties in a number of areas, including the research and development of potential products, the manufacture of potential products for clinical trial purposes, the conduct of pre-clinical and clinical trials and the future development and manufacture of commercialized drugs. This strategy creates risks by placing critical aspects of our business in the hands of third parties that we may not be able to control. If these third parties do not perform in a timely and satisfactory manner, we may incur costs and delays as we seek alternate sources of such products and services, if available. Such costs and delays may have a material adverse effect on our business.

      We may seek additional third-party relationships in certain areas, particularly in clinical testing, marketing, manufacturing and other areas where pharmaceutical company collaborators will enable us to develop particular products or geographic markets which are otherwise beyond our resources and/or capabilities. There is no assurance that we will be able to obtain any such collaboration or any other research and development, manufacturing or clinical trial agreement. Our inability to obtain and maintain satisfactory relationships with third parties may have a material adverse effect on our business.

WE ARE UNCERTAIN ABOUT THE ABILITY TO PROTECT OR OBTAIN NECESSARY PATENTS AND PROTECT OUR PROPRIETARY INFORMATION.

      There can be no assurance that any particular patent will be granted or that issued patents will provide us, directly or through licenses, with the intellectual property protection contemplated. Patents and licenses of patents can be challenged, invalidated or circumvented. It is also possible that competitors will develop similar products simultaneously. Our breach of any license agreement or the failure to obtain a license to any technology or process which may be required to develop or commercialize one or more of our product candidates may have a material adverse effect on our business.

      The pharmaceutical and biotechnology fields are characterized by a large number of patent filings, and a substantial number of patents have already been issued to other pharmaceutical and biotechnology companies. Third parties may have filed applications for or have been issued patents and may obtain additional patents and proprietary rights related to products or processes competitive with or similar to those that we are attempting to develop and commercialize. We may not be aware of all of the patents potentially adverse to our interests that may have been issued to others. No assurance can be given that patents do not exist, have not been filed or could not be filed or issued, which contain claims relating to or competitive with our technology, products or processes. If patents have been or are issued to others containing preclusive or conflicting claims, then we may be required to obtain licenses to one or more of such patents or to develop or obtain alternate technology. There can be no assurance that the licenses that might be required for such technology, processes or products would be available on commercially acceptable terms, or at all.

      Because of the substantial length of time and expense associated with bringing new products to the marketplace through the development and regulatory approval process, the biotechnology industry places considerable importance on patent and trade secret protection for new technologies, products and processes. Since patent applications in the United States are confidential until patents are issued and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be certain that we (or our licensors) were the first to make the inventions covered by pending patent applications or that we (or our licensors) were the first to file patent applications for such inventions. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions, and therefore, the breadth of claims allowed in pharmaceutical and biotechnology patents, or their enforceability, cannot be predicted. There can be no assurance that any patents under pending patent applications or any further patent applications will be issued. Furthermore, there can be no assurance that the scope of any patent protection will exclude competitors or provide us competitive advantages, that any of our (or our licensors') patents that have been issued or may be issued will be held valid if subsequently challenged, or that others, including competitors or current or former employers of our employees, advisors and consultants, will not claim rights in, or ownership to, our (or our licensors') patents and other proprietary rights. There can be no assurance that others will not independently develop substantially equivalent proprietary information or otherwise obtain access to our proprietary information, or that others may not be issued patents that may require us to obtain a license for, and pay significant fees or royalties for, such proprietary information.

      The pharmaceutical and biotechnology industries have experienced extensive litigation regarding patent and other intellectual property rights. We could incur substantial costs in defending suits that may be brought against us (or our licensors) claiming infringement of the rights of others or in asserting our (or our licensors') patent rights in a suit against another party. We may also be required to participate in interference proceedings declared by the United States Patent and Trademark Office for the purpose of determining the priority of inventions in connection with our (or our licensors') patent applications.

      Adverse determinations in litigation or interference proceedings could require us to seek licenses (which may not be available on commercially reasonable terms) or subject us to significant liabilities to third parties, and could therefore have a material adverse effect on our business. Even if we prevail in an interference proceeding or a lawsuit, substantial resources, including the time and attention of our officers, will be required.

      We also rely on trade secrets, know-how and technological advancement to maintain our competitive position. Although we use confidentiality agreements and employee proprietary information and invention assignment agreements to protect our trade secrets and other unpatented know-how, these agreements may be breached by the other party to the agreement or may otherwise be of limited effectiveness or enforceability.

CONFIDENTIALITY AGREEMENTS MAY NOT ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY.

      We require our employees and consultants to execute confidentiality agreements upon the commencement of their relationship with us. The agreements generally provide that trade secrets and all inventions conceived by the individual and all confidential information developed or made known to the individual during the term of the relationship will be Immtech's exclusive property and must be kept confidential and not disclosed to third parties except in specified circumstances. There can be no assurance, however, that these agreements will provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure of such information.

OUR BUSINESS HAS SIGNIFICANT COMPETITION; OUR PRODUCT CANDIDATES MAY BECOME OBSOLETE PRIOR TO COMMERCIALIZATION DUE TO ALTERNATIVE TECHNOLOGIES.

      The pharmaceutical field is characterized by extensive research efforts and rapid technological progress. Competition from biotechnology companies, pharmaceutical companies and research and academic institutions is intense and other companies are engaged in research and product development for treatment of the same diseases as we are. New developments in molecular cell biology, molecular pharmacology, recombinant DNA technology and other pharmaceutical processes are expected to continue at a rapid pace in both industry and academia.

There can be no assurance that research and discoveries by others will not render some or all of our programs or products noncompetitive or obsolete.

      We are aware of other companies and institutions dedicated to the development of therapeutics similar to those we are developing, including Eli Lilly and Company, Hoffman-LaRoche Ltd., Chiron Corporation, Cubist Pharmaceuticals, Inc., Schering-Plough Corporation and Abbott Laboratories. Many of our existing or potential competitors have substantially greater financial and technical resources than we do and therefore may be in a better position to develop, manufacture, and market pharmaceutical and biological products. Many of these competitors are also more experienced with regard to pre-clinical testing, human clinical trials and obtaining regulatory approvals. The current or future existence of competitive products may also adversely affect the marketability of our product candidates.

THERE IS NO ASSURANCE THAT WE WILL RECEIVE FDA APPROVAL FOR ANY OF OUR PRODUCT CANDIDATES; GOVERNMENT REGULATION MAY IMPEDE, DELAY OR PREVENT THE COMMERCIALIZATION OF OUR PRODUCT CANDIDATES.

      All new drugs and biologics (a biologic is a naturally occurring protein, or a synthetic form of such protein), including our product candidates, are subject to extensive and rigorous regulation by the federal government, principally the FDA under the Federal Food, Drug and Cosmetic Act and other laws including, in the case of biologics, the Public Health Services Act, and by state, local and foreign governments. Such regulations govern, among other things, the development, testing, manufacture, labeling, storage, pre-market clearance or approval, advertising, promotion, sale and distribution of drugs and biologics. If drug products are marketed abroad, they are subject to extensive regulation by foreign governments. Failure to comply with applicable regulatory requirements may subject us to administrative or judicially imposed sanctions such as civil penalties, criminal prosecution, injunctions, product seizure or detention, product recalls, total or partial suspension of production and FDA refusal to approve pending applications.

WE HAVE NOT RECEIVED REGULATORY APPROVAL IN THE UNITED STATES OR ANY FOREIGN JURISDICTION FOR THE COMMERCIAL SALE OF ANY OF OUR PRODUCT CANDIDATES.

      The process of obtaining FDA and other required regulatory approvals, including foreign approvals, often takes many years and varies substantially based upon the type, complexity and novelty of the products involved and the indications being studied. Furthermore, the approval process is extremely expensive and uncertain. There can be no assurance that our product candidates will be cleared for commercial sale in the United States by the FDA or in foreign countries by foreign regulatory agencies. The regulatory review process can take many years and we will need to raise additional funds prior to completing the regulatory review process for our current and future product candidates. Failure to receive FDA approval for our product candidates would preclude us from marketing and selling such products in the United States. Therefore, the failure to receive FDA approval would have a material adverse effect on our business. Even if regulatory approval of a product is granted, there can be no assurance that we will be able to obtain the labeling claims (a labeling claim is a product's description and its FDA-permitted uses) necessary or desirable for the promotion of such product. FDA regulations prohibit the marketing or promotion of a drug for unapproved indications. Furthermore, regulatory marketing approval may entail ongoing requirements for post-marketing studies if regulatory approval is obtained; we will then be subject to ongoing FDA obligations and continued regulatory review. In particular, we, or our third party manufacturers, will be required to adhere to regulations setting forth Good Manufacturing Practices which require us (or our third party manufacturers) to manufacture products and maintain records in a prescribed manner with respect to manufacturing, testing and quality control activities. Further, we (or our third party manufacturers) must pass a manufacturing facilities pre-approval inspection by the FDA before obtaining marketing approval. Failure to comply with applicable regulatory requirements may result in penalties such as restrictions on a product's marketing or withdrawal of the product from the market. In addition, identification of certain side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional pre-clinical testing or clinical trials and changes in labeling of the product.

      Prior to the submission of an application for FDA approval, our pharmaceutical and biologic product candidates must undergo rigorous pre-clinical and clinical testing, which may take several years and the expenditure of substantial financial and other resources. Before commencing clinical trials in humans, we must submit to the FDA, and receive clearance of, an Investigational New Drug Application ("IND"). There can be no assurance that submission of an IND for future clinical testing of any of our pharmaceutical or biological product candidates under development or other future product candidates would result in FDA permission to commence clinical trials or that we will be able to obtain the necessary approvals for future clinical testing in any foreign jurisdiction. There can be no assurance that if testing of pharmaceutical product candidates under development is completed, any such drug compounds will be accepted for formal review by the FDA or any foreign regulatory body or approved by the FDA for marketing in the United States or by any such foreign regulatory bodies for marketing in foreign jurisdictions.

      If the product candidate is regulated as a biologic, the FDA will require the submission and approval of both a Product License Application ("PLA") and an Establishment License Application before commercial marketing can commence. The PLA must include detailed information about the biologic and its manufacture and the results of product development, pre-clinical studies and clinical trials. The FDA's time to review PLAs averages two to five years. The FDA may ultimately decide that the PLA does not satisfy its regulatory criteria for approval and deny approval or require additional clinical studies. Future federal, state, local or foreign legislation or administrative acts could also prevent or delay regulatory approval of our pharmaceutical and biologic candidates.

THERE IS UNCERTAINTY REGARDING THE AVAILABILITY OF HEALTH CARE REIMBURSEMENT FOR PURCHASERS OF OUR ANTICIPATED PRODUCTS; HEALTH CARE REFORM MAY NEGATIVELY IMPACT THE ABILITY OF PROSPECTIVE PURCHASERS OF OUR ANTICIPATED PRODUCTS TO PAY FOR SUCH PRODUCTS.

      Our ability to commercialize any of our product candidates will depend in part on the extent to which reimbursement for the costs of the resulting drug or biologic will be available from government health administration authorities, private health insurers and others. Significant uncertainty exists as to the reimbursement status of newly-approved health care products. There can be no assurance of the availability of third-party insurance reimbursement coverage to enable us to establish and maintain price levels sufficient for realization of a profit on our investment in developing pharmaceutical and biological products. Government and other third-party payers are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new drug or biologic products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. If adequate coverage and reimbursement levels are not provided by government and third-party payers for uses of our anticipated products, the market acceptance of these products would be adversely affected.

      Healthcare reform proposals have previously been introduced in Congress and in various state legislatures and there is no guarantee that such proposals will not be introduced in the future. We cannot predict when any proposed reforms will be implemented, if ever, or the effect of any implemented reforms on our business. There can be no assurance that any implemented reforms will not have a material adverse effect on our business. Such reforms, if enacted, may affect the availability of third-party reimbursement for our anticipated products as well as the price levels at which we are able to sell such products. In addition, if we are able to commercialize products in overseas markets, then our ability to achieve success in such markets may depend, in part, on the health care financing and reimbursement policies of such countries.

POTENTIAL ADVERSE EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE.

      Sales of our Common Stock (including the issuance of shares upon conversion of preferred stock, the exercise of outstanding options and warrants at prices substantially below the current closing market price and the sale of shares upon expiration of restrictions on resale) in the public market could materially and adversely affect the market price of shares of our Common Stock. Such sales also might make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that we deem appropriate.

      As of November 27, 2002, we had 6,349,669 shares of Common Stock outstanding (not including 852,940 shares of Common Stock reserved for conversion of Series A Convertible Preferred Stock, 497,531 Shares of Common Stock reserved for conversion of Series B Convertible Preferred Stock, 505,474 shares of Common Stock reserved for exercise of outstanding options and 2,657,062 shares of Common Stock reserved for exercise of outstanding warrants held by certain investors). Of the shares of Common Stock outstanding, 4,338,631 shares of Common Stock are freely tradable without restriction. All of the remaining 2,011,038 shares are restricted from resale except pursuant to certain exceptions under the Securities Act of 1933, as amended (the "Securities Act").

POTENTIAL ADVERSE EFFECT OF OUTSTANDING COMMON STOCK OPTIONS AND WARRANTS.

      We have outstanding options and warrants for the purchase of shares of our Common Stock which may adversely affect our ability to consummate future equity financings. Further, the holders of such warrants and options may exercise them at a time when we would otherwise be able to obtain additional equity capital on more favorable terms. To the extent any such options and warrants are exercised, the outstanding shares of our Common Stock may be diluted.

THE LISTING OF OUR COMMON STOCK HAS BEEN TRANSFERRED FROM THE NASDAQ NATIONAL MARKET SYSTEM TO THE NASDAQ SMALLCAP MARKET.

      On March 6, 2002, we received notice from a NASDAQ listing review panel that our stock would be transferred from the NASDAQ National Market System to the NASDAQ SmallCap Market effective March 8, 2002. On March 8, 2002, our Common Stock began trading on the NASDAQ SmallCap Market. Our ability to remain listed on the NASDAQ SmallCap Market is contingent upon compliance with all NASDAQ SmallCap Market requirements, including but not limited to (i) $35 million market capitalization or (ii) stockholders' equity of $2.5 million.

NASDAQ HAS GRANTED THE COMPANY AN EXCEPTION TO REMAIN LISTED ON THE SMALLCAP MARKET.

      Pursuant to an exception granted by NASDAQ on October 10, 2002, we may remain listed on the SmallCap Market. However, under the exception, we must maintain shareholders' equity above SmallCap Market maintenance standards. To comply with the terms of the exception, we must show shareholders' equity of at least $3.5 million (on a proforma basis as of September 30, 2002) in our second quarter Quarterly Report on Form 10-Q filed with the SEC on November 14, 2002, shareholders' equity of at least $5.4 million on or before December 31, 2002 and shareholders' equity of at least $5.1 million for the fiscal quarter ending December 31, 2002. We will be subject to additional NASDAQ listing panel review if we are unable to timely make any of the required disclosures. If we comply with the above disclosures, we will remain subject to traditional NASDAQ SmallCap Market maintenance standards.

WE DID NOT MEET THE TERMS OF NASDAQ'S EXCEPTION ON NOVEMBER 14, 2002.

      On November 14, 2002 we filed with the SEC a Quarterly Report on Form 10-Q reporting shareholders' equity of approximately $1.65 million without pro forma adjustments. We have requested from NASDAQ additional time to raise funds through equity sales to meet the elevated equity requirements of the exception. NASDAQ had not responded to our request as of the date of this Prospectus.

IF WE CANNOT SATISFY THE MAINTENANCE REQUIREMENTS OF THE NASDAQ SMALLCAP MARKET, NASDAQ MAY TRANSFER OUR COMMON STOCK TO THE ELECTRONIC BULLETIN BOARD.

      If we fail to meet the listing maintenance requirements of the NASDAQ SmallCap Market and NASDAQ rules, which require, among other things, minimum shareholders' equity of $2.5 million or $35 million market capitalization and a minimum bid price for our Common Stock of $1.00, we may be subject to transfer from the NASDAQ SmallCap Market. Trading, if any, of our Common Stock would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or on the National Association of Securities Dealers, Inc. ("NASD") "electronic bulletin board" (the "OTC Bulletin Board"). As a consequence of any such transfer, a stockholder would likely find it more difficult to dispose of, or to obtain accurate quotations as to the prices of, our Common Stock. Effective January 1, 2003, the OTC Bulletin Board will no longer offer companies a market on which to trade. The NASD's new Bulletin Board Exchange ("BBX Exchange"), which is intended to replace the OTC Bulletin Board, may have stricter listing standards. If we fail to meet the BBX Exchange listing requirements, then we would be forced to trade on the pink sheets, a market with very limited liquidity and minimal listing standards.

IF OUR COMMON STOCK IS TRANSFERRED TO THE PINK SHEETS OR THE OTC BULLETIN BOARD (OR THE BBX EXCHANGE), IT MAY BECOME SUBJECT TO THE SEC'S "PENNY STOCK" RULES, WHICH MAY MAKE SHARES OF OUR COMMON STOCK MORE DIFFICULT TO SELL.

      SEC rules require brokers to provide certain information to purchasers of securities traded at less than $5.00 and not traded on a national securities exchange or quoted on the NASDAQ Stock Market (a "penny stock"). If our Common Stock becomes a penny stock that is not exempt from these SEC rules, these disclosure requirements may have the effect of reducing trading activity in our Common Stock and making it more difficult for investors to sell. The rules require a broker to deliver a risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker must also give bid and offer quotations and broker and salesperson compensation information to the customer orally or in writing before or with the confirmation. The SEC rules also require a broker to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction before completion of the transaction.

THE MARKET PRICE OF OUR COMMON STOCK MAY EXPERIENCE SIGNIFICANT VOLATILITY.

      The securities markets from time to time experience significant price and volume fluctuations unrelated to the operating performance of particular companies. In addition, the market prices of the common stock of many publicly traded pharmaceutical and biotechnology companies have been and can be expected to be especially volatile. Announcements of technological innovations or new products by us or our competitors, developments or disputes concerning patents or proprietary rights, publicity regarding actual or potential clinical trial results relating to products under development by us or our competitors, regulatory developments in both the United States and foreign countries, delays in our testing and development schedules, public concern as to the safety of vaccines or biological products and economic and other external factors, as well as period-to-period fluctuations in our financial results, may have a significant impact on the market price of our Common Stock. The realization of any of the risks described in these "Risk Factors" may have a significant adverse impact on such market price.

WE DO NOT PAY DIVIDENDS ON OUR COMMON STOCK.

      We have never declared or paid dividends on our Common Stock and we do not intend to pay any Common Stock dividends in the foreseeable future. Our Series A Convertible Preferred Stock ("Series A Stock") earns a 6% per annum dividend and our Series B Convertible Preferred Stock ("Series B Stock") earns an 8% per annum dividend, in both cases payable semi-annually on each April 15th and October 15th while any shares of Series A Stock or Series B Stock, as the case may be, are outstanding. These dividends, at our option, may be paid in cash or in shares of Common Stock.

THERE ARE LIMITATIONS ON THE LIABILITY OF OUR DIRECTORS, AND WE MAY HAVE TO INDEMNIFY OUR OFFICERS AND DIRECTORS IN CERTAIN INSTANCES.

      Our Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors. Our Bylaws provide that we shall indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by law. We have entered into indemnification agreements with our officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in Delaware law. The indemnification agreements may require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made or threatened to be made a party to an action by reason of the fact that he was a director, officer, employee or agent of the corporation or was serving at the request of the corporation, against expenses actually and reasonably incurred in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Delaware law does not permit a corporation to eliminate a director's duty of care, and the provisions of our Certificate of Incorporation have no effect on the availability of equitable remedies, such as injunction or rescission, for a director's breach of the duty of care.

                              ABOUT THIS PROSPECTUS

      This document is called a Prospectus and is part of a registration statement on Form S-3 (the "Registration Statement") that we filed with the SEC using a "shelf" registration or continuous offering process. Under this shelf Prospectus, the Selling Stockholders may from time to time collectively offer up to 1,221,344 Shares of our Common Stock. This Prospectus provides you with a general description of the securities the Selling Stockholders may offer. We may file a prospectus supplement with the SEC via its Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") which may include a discussion of any risk factors or other special considerations applicable to those securities. A prospectus supplement may also add, update or change information in this Prospectus. If there is any inconsistency between the information in this Prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this Prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION;
                     INCORPORATION OF DOCUMENTS BY REFERENCE

      We file annual and quarterly reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended ("Exchange Act") with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, at 233 Broadway, 16th Floor, New York, New York, 10279 and at Northwest Atrium Center, 5000 West Madison Street,

Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

      We have filed with the SEC the Registration Statement on Form S-3 under the Securities Act with respect to the Shares. This Prospectus, which constitutes a part of that Registration Statement, does not contain all the information contained in that Registration Statement and its exhibits. For further information with respect to the Company and the Shares, you should consult the Registration Statement and its exhibits. The Registration Statement and any of its amendments, including exhibits filed as a part of the Registration Statement or an amendment to the Registration Statement, are available for inspection and copying through the SEC's public reference rooms listed above.

      The SEC allows us to "incorporate by reference" in this Prospectus the information that we file with them, which means we can disclose important information to you by referring you to other documents that contain that information. The information we incorporate by reference is considered to be part of this Prospectus and information we later file with the SEC will automatically update and supersede the information in this Prospectus. The following documents filed by us with the SEC pursuant to Section 13 of the Exchange Act (File No. 000-25669) and any future filings under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act made before the termination of the offering are incorporated by reference herein:

      (i) our Annual Report on Form 10-K for the fiscal year ended March 31, 2002;

      (ii) our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002;

      (iii) the description of our Common Stock contained in our registration statement filed with the SEC via Edgar under Section 12 of the Exchange Act on September 28, 2002, including any amendments or reports filed for the purpose of updating such description; and

      (iv)  our Current Report on Form 8-K filed on September 25, 2002.

      All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment indicating that all securities offered hereby have been sold or deregistering all securities then remaining unsold shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such documents.

      Nothing in this Prospectus shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 9 of Form 8-K.

      Statements made in this Prospectus, in any prospectus supplement or in any document incorporated by reference in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the Registration Statement of which this Prospectus is a part or as an exhibit to the documents incorporated by reference. Each statement about the contents of any contract or other document is qualified in all material respects by reference to such contract or other document.

      We will provide to you a copy of any document incorporated by reference in this Prospectus and any exhibits specifically incorporated by reference in those documents at no cost. You may request copies by contacting us at the following address or telephone number: Corporate Secretary, Immtech International, Inc., 150 Fairway Drive, Suite 150, Vernon Hills, Illinois, 60061, Telephone No.:
(847) 573-0033.

      Any statement incorporated or deemed incorporated herein by reference will be deemed to be modified or superseded for the purpose of the Registration Statement and this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

                           FORWARD-LOOKING STATEMENTS

      Certain statements contained in this Prospectus and in the documents incorporated by reference in this Prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always, use the words "intends," "plans," "believes," "anticipates" or "expects" or similar words and may include statements concerning our strategies, goals and plans. Forward-looking statements involve a number of significant risks and uncertainties that could cause our actual results or achievements or other events to differ materially from those reflected in such forward-looking statements. Such factors include, among others described in the Prospectus, the following: (i) we are in an early stage of product development, (ii) our technology is in the research and development stage and therefore its potential benefits for human therapy are unproven, (iii) the possibility that favorable relationships with collaborators cannot be established or, if established, will be abandoned by the collaborators before completion of product development, (iv) the possibility that we or our collaborators will not successfully develop any marketable products, (v) the possibility that advances by competitors will cause our product candidates not to be viable, (vi) uncertainties as to the requirement that a drug product be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or efficacy of our drug product candidates, (vii) risks relating to requirements for approvals by governmental agencies, such as the FDA, before products can be marketed and the possibility that such approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair our ability to market our product candidates successfully, (viii) the risk that our patents could be invalidated or narrowed in scope by judicial actions or that our technology could infringe upon the patent or other intellectual property rights of third parties, (ix) the possibility that we will not be able to raise adequate capital to fund our operations through the process of developing and testing a successful product or that future financing will be completed on unfavorable terms, (x) the possibility that any products successfully developed by us will not achieve market acceptance and (xi) other risks and uncertainties which may not be described in this Prospectus.

                                   THE COMPANY

AN INVESTMENT IN THE SECURITIES OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE INFORMATION PROVIDED UNDER "RISK FACTORS" BEGINNING ON PAGE S-1. A GLOSSARY WHICH DEFINES VARIOUS TERMS USED IN THIS PROSPECTUS BEGINS ON PAGE S-24.

      We are a pharmaceutical company focused on the development and commercialization of drugs to treat infectious diseases that include fungal infections, malaria, tuberculosis, hepatitis C, pneumonia, diarrhea and African sleeping sickness, and cancer. We hold worldwide patents, licenses and rights to license worldwide patents, patent applications and technologies from third parties that are integral to our business.

      Since our formation in October 1984, we have engaged in research and development programs, expanding our network of scientists and scientific advisors, negotiating and consummating technology licensing agreements and advancing technology platform toward commercialization. We use the expertise and resources of strategic partners and contracted parties in a number of areas, including: (i) laboratory research, (ii) pre-clinical and human clinical trials and (iii) the manufacture of pharmaceutical products. We have licensing and exclusive commercialization rights to a dicationic anti-infective pharmaceutical platform and are developing drugs intended for commercial use based on that platform. These dication pharmaceuticals work by blocking life-sustaining enzymes from binding to the key sites in the "minor groove" of an organism's deoxyribonucleic acid ("DNA"), thereby killing the infectious organisms that cause fungal, parasitic, bacterial and viral diseases. The minor groove or key site on an organism's DNA is an area where enzymes interact with the DNA as part of their normal life cycle. We do not have any commercially available products nor do we expect to have any commercially available products for sale until after March 31, 2003, if at all.

      Our pharmaceutical program is based on technology for developing a class of compounds known as dications. The dication technology is the result of a research program designed to understand how dications bind to the DNA of infectious microorganisms. The dication platform was developed by scientists at The University of North Carolina at Chapel Hill ("UNC"), Duke University ("Duke"), Auburn University ("Auburn") and Georgia State University ("Georgia State") (collectively, the "Consortium"). We entered into an agreement with the Consortium, dated January 15, 1997, as amended, and a License Agreement, dated as of January 28, 2002 (collectively, the "Consortium Agreements"), to commercialize product candidates resulting from the Consortium's research, including the dication technology.

      Structurally, dications are chemical molecules which have two positively charged ends that are held together by a chemical linker. The composition of the dications, with positive charges on both ends (shaped like molecular barbells), allows dications to bind (similar to a bandaid) to the negatively charged active sites (sites where enzymes interact with DNA) in certain areas of an infectious microorganism's DNA. The bound dications prevent enzymes necessary to the life of the microorganism from attaching to certain of its DNA's active sites. Research has shown that once a site is occupied by a dication, enzymes necessary to the life of the infectious microorganism are blocked and the infectious microorganism dies.

STRATEGY

      Our strategy is to develop drugs effective against infectious diseases and cancer by utilizing the dicationic platform technology developed by Consortium scientists. Our plan is to commercialize dications first in certain niche markets by taking advantage of fast-track FDA approvals permitted in those areas due to the absence of currently available effective treatment in such markets. We believe that our first products will demonstrate the power and versatility of the dication platform technology. We then intend to work on developing treatments for other infectious diseases which afflict large populations of people.

      We intend to continue to cooperate with and oversee the results of independent researchers and to use business-sponsored research programs, joint ventures and other forms of collaborative programs for product development, manufacturing and, subject to regulatory review of a product candidate, marketing. We consider our current collaborative relationships significant to the successful development of our business and we believe that we will enter into additional arrangements in the future to develop, manufacture and market not only the product candidates on which we are currently focusing, but also those dications which the Consortium members are developing (and are expected to develop in the future) for future commercialization.

PRODUCT CANDIDATES

      The information below is a summary of our product candidates.

  Pharmaceutical Products - Dications

      The platform technology, the result of the Consortium's research programs, is focused on understanding how dications bind to the DNA of infectious microorganisms. Through the Consortium Agreements, we have been granted certain exclusive rights to the platform technology (and the dications created with such technology) and to develop and commercialize dications. The methodology used by the Consortium researchers to develop dications evolved into the Consortium's platform technology for designing dications to treat infectious diseases. The Consortium is using this platform technology to design new treatments for a range of infectious diseases, including protozoan, fungal, bacterial and viral infections.

      In May 2001, we completed single- and multi-dose safety trials of the dication DB289 in human volunteers. In these trials, DB289 was shown to be safe to humans at dosage levels expected to be effective against disease. DB289 is designed to be delivered orally to patients without toxic side effects. Since DB289 can be given orally, we anticipate that it will be self-administered, thus making it practical to deliver and substantially less expensive than competitive products. On March 27, 2002, we were granted FDA approval to export DB289 to the Democratic Republic of the Congo to open a second Phase II clinical site which allowed us to increase the enrollment of patients in our clinical trial for African sleeping sickness and expedite DB289's Phase II testing process.

      In September 2002, we completed a Phase IIa human clinical trial of DB289 for the treatment of Trypanosomiasis (African sleeping sickness). Initial trial results showed that DB289 was well tolerated and approximately 95% of the patients treated were cured. Trial participants were requested to attend a follow-up exam three months after the conclusion of their treatment; all of the patients who returned continued to be parasite-free.

      Trypanosomiasis is a parasitic disease transmitted by the tsetse fly. Individuals infected with the disease suffer from symptoms starting with fever, itchy skin, joint pain and lethargy. Weeks after contracting the disease, when the parasite migrates through the circulatory system to the brain, Trypanosomiasis may cause trembling, hallucinations and erratic behavior. Trypanosomiasis can result in coma and death if left untreated. Sixty million people in sub-Sahara Africa are exposed to Trypanosomiasis and approximately 500,000 new cases are reported each year. DB289 is a dicationic pharmaceutical compound designed to be the first oral drug to treat, as well as to prevent, this potentially fatal disease.

      This Phase IIa study was the first human trial to test the efficacy of our anti-infective, dication pharmaceutical platform and its patented prodrug (oral delivery) technology. The Phase IIa study was conducted at testing facilities in The Democratic Republic of the Congo and Angola. Later this year, we plan to commence a Phase IIb clinical trial to test the efficacy of DB289 for treatment of Trypanosomiasis in a larger patient population. The clinical trial program is part of a clinical research subcontract between us and UNC ("Clinical Research Agreement") funded by $9.8 million of a $15.1 million grant to UNC from the Bill & Melinda Gates Foundation ("Gates Foundation"). DB289 has demonstrated improved safety and effectiveness when compared to existing treatments in animal models.

      We have initiated a second Phase IIa study of DB289 in South Africa and Peru for the treatment of Pneumocystis carinii pneumonia ("PCP") with HIV and AIDS patients. PCP, a disease which affects immuno-suppressed patients, can be fatal if not treated. The primary use of the drug would be for long-term prophylaxis of patients at risk for PCP. This Phase IIa human trial will be managed by Quintiles Transnational Corporation, a company that provides global clinical trial services for all phases of human drug development.

      Additionally, we are planning a Phase II clinical trial that will target malaria. Our goal is to commence this study at an established clinical site in Thailand by the end of 2002. The dication compound selected for the malaria study has displayed excellent activity in vitro against both common and drug-resistant forms of the disease. The proposed dosage for this trial is similar to dosages demonstrated to be safe in the recently completed African sleeping sickness studies. According to an article published in 2002 by "Nature" magazine, over two billion people live in areas where malaria is prevalent. Malaria is a parasitic disease spread by mosquitoes that affects about 500 million people per year and is often fatal when contracted by children. The New York Times reported (May 28, 2002) that over 2,000 African children die each day of malaria. The World Health Organization highlighted the dangerous growth of malaria's drug-resistant strains and has ranked malaria at the top of a list of diseases urgently in need of better treatments.

      We believe DB289 is well suited to demonstrate the power and versatility of the dicationic technology platform and the effectiveness of the dicationic oral drug delivery ("pro-drug") technology.

  Other Pharmaceutical Programs

      Our other pharmaceutical research programs include antifungal, Mycobacterium tuberculosis ("TB"), hepatitis C, Leishmaniasis, H. Pylori and cancer programs. Our antifungal program focuses on developing a new orally delivered dication with effectiveness against the three most common forms of fungi, which are Candida, Asperigillus and Cryptococcus. During the previous 12 months, the Consortium screened a series of new compounds for effectiveness against the three strains of fungi and the Consortium researchers identified several new dicationic compounds that showed promising results.

      We, in cooperation with scientists from Consortium members Duke, UNC and Georgia State, are progressing on the selection of a new antifungal drug candidate. The estimated annual market for such drug is $4 billion. Together with Immtech, Consortium scientists have identified several exciting new compounds with potential to treat both Candida and Aspergillus, two infections that in the aggregate account for over 90% of the systemic fungal infection drug market. We plan to advance a lead compound into pre-clinical development in 2003.

      In the TB program, the National Institutes of Health ("NIH") researchers have also been evaluating the Consortium's dications for effectiveness against TB, having screened over 500 of the Consortium's dications. The NIH screening test has identified approximately 10 to 15 dications with activity comparable, or superior, in performance to drugs currently available for the treatment of TB.

      Additionally, Dr. Scott G. Franzblau of the University of Illinois-Chicago ("UIC"), a recognized expert in TB research, has joined the Consortium to test dications for effectiveness against TB. We will assist Dr. Franzblau to obtain new grants and we have given a grant of approximately $74,000 to UIC to fund Dr. Franzblau's studies. Tests conducted at UIC have identified several compounds that have displayed excellent activity against most common and drug-resistant forms of TB. According to the World Health Organization (the "WHO"), approximately 2 billion people are infected with TB and approximately 10% will develop the disease at some point in their lives. The WHO estimates that there will be 8 million new cases of TB each year and, of these, 2.5 million infected persons will die. TB affects 2 billion people, infects 8 million new cases per year and results in over 2 million annual deaths worldwide. TB has a 25% mortality rate due primarily to unavailability of or inadequate treatment. We anticipate advancing a lead compound into pre-clinical/clinical development in 2003.

      In the hepatitis program, scientists at Auburn have developed a laboratory screening test using the bovine viral diarrhea virus ("BVDV") as a substitute for the hepatitis C virus ("HCV") to gauge the potential for effectiveness of dications against HCV. The Auburn scientists have advanced the dicationic candidates believed to have the greatest potential for effectiveness into a special animal (mouse) model that develops a chronic viral infection of BVDV. The results of this animal model are expected to help the researchers determine which dications will be further studied or advanced into primate or other advanced animal models of HCV.

      In the Leishmaniasis program, also part of the Gates Foundation grant, we are working with The London School of Hygiene and Tropical Medicine in England ("The London School"), Ohio State University ("OSU"), UNC and Georgia State to develop a drug to treat Leishmaniasis. The U.S. military supported initial work of the Leishmaniasis program with a grant of approximately $80,000 to Georgia State to develop dications that were screened in the military's laboratory for potential for effectiveness. The London School and OSU have sub-contracted with the Consortium to screen the drug candidates supplied by Georgia State and UNC. The London School researchers have screened Consortium dications for effectiveness in animal tests and have identified compounds with notable activity. The identified dications have shown potential for effectiveness equivalent to or better than drugs currently used to treat Leishmaniasis. We are responsible (under the Clinical Research Agreement with UNC in connection with the Gates Foundation grant) for the pre-clinical development of a new drug resulting from the Consortium, OSU and The London School research for treatments of Leishmaniasis.

      In the H. Pylori program, our scientific collaborators performed in vivo tests to identify antibiotics currently on the market that have synergy with DB289 for the treatment of H. pylori. Currently, a combination of antibiotics are used to treat this disease, but over 30% of those treated under current methods have chronic reoccurrence of the disease. H. pylori is a bacteria commonly found in the stomach gastric intestinal track that causes 90% of gastric ulcers worldwide. We are planning to conduct a Phase II pilot study of patients with H. pylori in 2003.

      In the cancer program, the National Cancer Institute (the "NCI") has tested over 550 of the Consortium's dications for anti-cancer activity, reporting that a significant number of the dications tested have either retarded or killed cancer cells. The NCI has identified 47 of the Consortium's dications as displaying specificity (effectiveness against specific cancer types) and potency as anti-cancer agents. Eighteen have been identified by the NCI to advance to animal (mouse) model testing. Early test results show that specific dications may be effective against different cancer types and that most of the dications tested had some effectiveness even at low doses. While the Consortium's dications have shown effectiveness against cancer, this research is at an early stage and the treatment of cancer is a highly specialized endeavor that is outside the scope of our current expertise. We intend to seek partners to jointly develop and commercialize the dications in our cancer program.

      We are energized by the successes of our studies and the demand for treatments for our targeted diseases. Our focus is to meet the tremendous need for new drugs by safely and rapidly advancing compounds for each of our targeted diseases through the clinic and into commercialization. Building on those tests and demands, we intend to dedicate efforts and resources in 2003 to the following goals:

o the commencement of a Phase IIb clinical trial to treat African sleeping sickness in four to five sub-Sahara African sites,

o     completion of a Phase IIa study of the efficacy of DB289 against PCP,

o commencement of a Phase IIa trial to treat malaria in Thailand with completion expected within the first half of 2003, and

o completion of preclinical evaluation on DB289's synergy with other antibiotics in the first quarter of 2003 and to start a human trial for the treatment of H. pylori. The trial is designed to show the effectiveness of combining DB289 with other drugs used to treat gastric ulcers to cure H. pylori, a disease with a high rate of reoccurrence.

                                 USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the Shares offered by the Selling Stockholders under this Prospectus.

                              SELLING STOCKHOLDERS

      The Selling Stockholders listed below, other than (i) Pacific Dragons Group, Ltd. ("Pacific Dragons"), (ii) Ace Champion Investments, Ltd. ("Ace Champion") and (iii) Mr. Cheung Ming Tak ("Mr. Tak"), acquired our Series B Stock and warrants to purchase Common Stock in private placements on or about September 25, 2002. Such Selling Stockholders have the right to acquire Shares
(i) upon conversion of the Series B Stock, (ii) upon exercise of the warrants (upon payment in full for the warrants) or (iii) upon issuance of Common Stock as stock dividends to holders of Series B Stock, granted to them in connection with their participation in the private placements.

      On or about September 25, 2002, the Selling Stockholders, other than Pacific Dragons, Ace Champion and Mr. Tak, purchased in the aggregate 76,725 shares of our Series B Stock and were granted warrants to purchase 191,812 shares of Common Stock for gross proceeds to us of $1,903,010. Subject to adjustment for dilution protection, each share of Series B Stock is convertible into 6.25 shares of Common Stock and each such Selling Stockholder was granted a warrant to purchase 2.5 shares of Common Stock for each share of Series B Stock purchased. The Series B Stock earns an 8% per annum dividend payable semi-annually each April 15th and October 15th, in cash or Common Stock at the Company's option for so long as any Series B Stock remains outstanding. If Common Stock is to be used to pay the Series B Stock dividend, such Common Stock is to be valued at the 10-day volume-weighted average price immediately prior to the date of payment. We agreed to use reasonable efforts to register the resale by the Selling Stockholders of the Shares of Common Stock issuable upon conversion of the Series B Stock or exercise of the warrants within 100 days after the date of purchase of the Series B Stock, and to keep such registration effective for the lesser of one year or until all of such Shares are sold.

      On February 1, 2002, we entered into an agreement with Pacific Dragons and Ace Champion for strategic advice to be provided by Pacific Dragons and Ace Champion in connection with raising equity capital for the consideration of warrants to purchase 400,000 shares of Common Stock in the aggregate. Pacific Dragons was granted a warrant to purchase 300,000 shares of Common Stock and Ace Champion was granted a warrant to purchase 100,000 shares of Common Stock. The terms of the warrants provide for an exercise price of $6.00 per share. Pursuant to the terms of the agreement, we agreed to use reasonable efforts to register the resale by Pacific Dragons and Ace Champion of the Shares issuable upon exercise of the warrants, and to keep such registration effective for the lesser of two years from the date of grant or until all of such Shares are sold.

      On June 28, 2002, we entered into an agreement with Mr. Tak for services to be provided to identify, qualify and develop potential strategic partners to assist us with the testing and commercialization of drug product candidates and to develop the pharmaceutical market in China. The Company issued 150,000 shares of Common Stock to Mr. Tak as compensation for his services. The Company has agreed to use commercially reasonable efforts to register those Shares.

      The following table sets forth for each Selling Stockholder the number of Shares being registered by this Prospectus. Except for T. Stephen Thompson, who has been our President, Chief Executive Officer and a director of Immtech since April 1991, and Cecilia Chan, who has been our Executive Vice President since March 2001 and a director of Immtech since October 2001, no Selling Stockholder has been an officer, director or employee of Immtech for the past three years. Because the Selling Stockholders may offer all, some or none of their Shares, we cannot provide a definitive estimate of the number of Shares they will hold after such registration. This Prospectus is filed at our expense.

-----------------------------------------------------------------------------------------------------------------------
                                                                                        SHARES      SHARES     PERCENT
                                                             SHARES OF                 BENEFIC-     REGIST-      OF
                                             SERIES B          COMMON                   IALLY        ERED      Class(1)
                  NAME                         STOCK           STOCK     WARRANTS       OWNED
-----------------------------------------------------------------------------------------------------------------------
Pacific Dragons Group, Ltd.                         0               0     300,000      300,000      300,000       3.8%
-----------------------------------------------------------------------------------------------------------------------
Cheung Ming Tak                                     0         150,000           0      150,000      150,000       2.0%
-----------------------------------------------------------------------------------------------------------------------
Ace Champion Investments, Ltd.                      0               0     100,000      100,000      100,000       1.3%
-----------------------------------------------------------------------------------------------------------------------
E-World Investment Holding, Ltd.               14,000          87,500      35,000      122,500      122,500       1.6%
-----------------------------------------------------------------------------------------------------------------------
Yeung Ming Kwong, Tony                         12,000          75,000      30,000      105,000      105,000       1.4%
-----------------------------------------------------------------------------------------------------------------------
Wiscon Overseas, Inc.                           8,000          50,000      20,000       70,000       70,000          *
-----------------------------------------------------------------------------------------------------------------------
Fukoku Asset Management                         8,000          50,000      20,000      150,000       70,000       1.9%
-----------------------------------------------------------------------------------------------------------------------
Keats Ltd.                                      7,200          45,000      18,000       63,000       63,000          *
-----------------------------------------------------------------------------------------------------------------------
Cheung Yuk Chor Dickie                          6,000          37,500      15,000       96,310       52,500       1.2%
-----------------------------------------------------------------------------------------------------------------------
John R. Harrington, Sr.                         4,000          25,000      10,000       35,000       35,000          *
-----------------------------------------------------------------------------------------------------------------------
Hui Chin Ki                                     2,000          12,500       5,000       17,500       17,500          *
-----------------------------------------------------------------------------------------------------------------------
Lai Nin, Alan                                   2,000          12,500       5,000       17,500       17,500          *
-----------------------------------------------------------------------------------------------------------------------
Yue Chung Yee                                   2,000          12,500       5,000       17,500       17,500          *
-----------------------------------------------------------------------------------------------------------------------
Liu Yuk Tong                                    2,000          12,500       5,000       17,500       17,500          *
-----------------------------------------------------------------------------------------------------------------------
T. Stephen Thompson                             2,000          12,500       5,000      389,364       17,500       5.0%
-----------------------------------------------------------------------------------------------------------------------
Kam Choi Fung Flora                             1,200           7,500       3,000       10,500       10,500          *
-----------------------------------------------------------------------------------------------------------------------
Ho Cho Sing                                     1,200           7,500       3,000       10,500       10,500          *
-----------------------------------------------------------------------------------------------------------------------
Li Lo Kwong                                     1,200           7,500       3,000       10,500       10,500          *
-----------------------------------------------------------------------------------------------------------------------
John J. Lux, Jr.                                1,000           6,250       2,500       13,350        8,750          *
---------------------------------------------------------------------------------- ------------ ------------ ----------
Cecilia Chan                                      925           5,781       2,312      235,125        8,094       3.0%
-----------------------------------------------------------------------------------------------------------------------
Tsang Wai Ping Alfred                             800           5,000       2,000       30,543        7,000          *
-----------------------------------------------------------------------------------------------------------------------
Lau Shun Shing                                    400           2,500       1,000        3,500        3,500          *
-----------------------------------------------------------------------------------------------------------------------
Lee Hon Kit Raymond                               400           2,500       1,000        3,500        3,500          *
-----------------------------------------------------------------------------------------------------------------------
Mau Yau Ming                                      400           2,500       1,000        3,500        3,500          *
-----------------------------------------------------------------------------------------------------------------------
                                   Totals      76,725         629,531     591,812                 1,221,344
-----------------------------------------------------------------------------------------------------------------------

(1) The corresponding percentages are the quotient of (x) the number of shares beneficially owned and (y) the sum of the 6,349,669 shares of Common Stock outstanding, the number shares of Common Stock issuable upon conversion of Series A Stock and Series B Stock and such holder's options and warrants exercisable within 60 days of the date of calculation.

* Less than 1.00%.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

      The following descriptions are summaries of the material terms of our capital stock. You should refer to the applicable provisions of Delaware law, our amended and restated Certificate of Incorporation, our Certificate of Designation Series A Convertible Preferred Stock, our Certificate of Designation Series B Convertible Preferred Stock, our Bylaws and, if applicable, any prospectus supplement filed with the SEC via EDGAR, for additional information about our capital stock. See "Where You Can Find More Information."

      Under our Certificate of Incorporation, as amended, our authorized capital stock consists of:

      30,000,000 shares of Common Stock; and

      5,000,000 shares of preferred stock, par value $0.01 per share.

      As of November 27, 2002, we had 6,349,669 shares of Common Stock outstanding (not including 852,940 shares of Common Stock reserved for conversion of Series A Stock, 497,531 Shares of Common Stock reserved for conversion of Series B Stock, 505,474 shares of Common Stock reserved for exercise of outstanding options and 2,657,062 shares of Common Stock reserved for exercise of outstanding warrants held by certain investors). Of the shares of Common Stock outstanding, 4,338,631 shares of Common Stock are freely tradable without restriction. All of the remaining 2,011,038 shares are restricted from resale except pursuant to certain exceptions under the Securities Act. All of the Common Stock underlying the outstanding Series B Stock is registered by this Prospectus.

COMMON STOCK

      Our Common Stock is traded on the NASDAQ SmallCap Market under the symbol "IMMT." Each share of our Common Stock entitles the holder to one vote on all matters on which holders are permitted to vote. There is no cumulative voting for election of directors. Accordingly, the holders of a majority of the shares voted can elect all of the nominees for director.

      Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available for that purpose. Upon liquidation, dissolution or winding up, subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our Common Stock are entitled to a pro rata share in any distribution to stockholders. Our Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our Common Stock. All outstanding shares of our Common Stock are fully paid and nonassessable.

SERIES A STOCK

      Our Series A Stock is not registered under the Securities Act. Each share of Series A Stock has a stated value of $25.00 and an initial conversion rate of $4.42, subject to adjustment for dilution protection, which initially equals 5.6561 shares of Common Stock per share of Series A Stock. Our Series A Stock earns a 6% per annum dividend payable in cash or shares of Common Stock, at the Company's option, on each April 15th and October 15th so long as any Series A Stock remains outstanding. The Company has the right (i) to redeem some or all of the Series A Stock any time after 30 days' notice at the stated value plus accrued and unpaid dividends or (ii) to convert some or all of the Series A Stock into Common Stock upon 30 days' notice any time after February 14, 2003 (x) at the stated value plus accrued and unpaid dividends if the closing bid price for our Common Stock exceeds $9.00 for 20 consecutive "trading days" (days the principal exchange on which the Common Stock is listed or traded is open for business or, if the Common Stock is no longer listed or traded on an exchange, business days) within 180 days prior to notice of conversion or (y), if the requirements of (x) are not met, at 110% of the stated value plus accrued and unpaid dividends. Holders of Series A Stock have the right to convert their Series A Stock to Common Stock during the above-mentioned 30-day notice periods.

SERIES B STOCK

      Our Series B Convertible Preferred Stock is not registered under the Securities Act. Each share of Series B Convertible Preferred Stock has a stated value of $25.00 and an initial conversion rate of $4.00, subject to adjustment for dilution protection, which initially equals 6.25 shares of Common Stock per share of Series B Stock. Our Series B Stock earns an 8% per annum dividend payable in cash or shares of Common Stock, at the Company's option, on each April 15th and October 15th so long as any Series B Stock remains outstanding. The Company has the right (i) to redeem some or all of the Series B Stock any time after 30 days' notice at the stated value plus accrued and unpaid dividends or (ii) to convert some or all of the Series B Stock into Common Stock upon 30 days' notice any time after September 25, 2003 (x) at the stated value plus accrued and unpaid dividends if the closing bid price for our Common Stock exceeds $9.00 for 20 consecutive "trading days" (defined above) within 180 days prior to notice of conversion or (y), if the requirements of (x) are not met, at 110% of the stated value plus accrued and unpaid dividends. Holders of Series B Stock have the right to convert their Series B Stock to Common Stock during the above-mentioned 30-day notice periods.

                              PLAN OF DISTRIBUTION

      We are registering the Shares on behalf of the Selling Stockholders. The Selling Stockholders may, from time to time, effect the distribution of the Shares described in this Prospectus in one or more transactions either (a) at a fixed price or prices, which may be changed, (b) at market prices prevailing at the time of sale, (c) at prices relating to the prevailing market prices or (d) at negotiated prices. The Selling Stockholders may offer and sell the Shares described in this Prospectus (i) through agents, (ii) through one or more underwriters or dealers, (iii) through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction, (iv) directly to one or more purchasers (through a specific bidding or auction process or otherwise), (v) in "at the market offerings," within the meaning of Rule 415(a)(4) of the Securities Act, (vi) through a combination of any of these methods of sale, or (vii) at a fixed exchange ratio in return for other of our securities.

      To our knowledge, the Selling Stockholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the Shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sales of Shares by the Selling Stockholders. Any Shares covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. We will pay all costs and expenses incurred in connection with the registration of the Shares offered by this Prospectus. Any brokerage commissions and similar selling expenses attributable to the sale of Shares by the Selling Stockholders will be borne by the Selling Stockholders.

      We have agreed to indemnify the Selling Stockholders and the Selling Stockholders' respective officers, directors, employees and agents, and each person who controls such Selling Stockholders, in certain circumstances against certain liabilities, including liabilities arising under the Securities Act, and the Selling Stockholders have agreed to indemnify us and our directors and officers in certain circumstances against certain liabilities, including liabilities arising under the Securities Act, in each case in connection with this offering.

      If any Selling Stockholders offer and sell Shares through an underwriter or underwriters, the Selling Stockholders will execute an underwriting agreement with the underwriter or underwriters. The names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, which may be in the form of discounts, concessions or commissions, if any, will be described in a prospectus supplement, if applicable, which will be used by the underwriters to make resales of the Shares. If the Selling Stockholders offer and sell the Shares through a dealer, then the Selling Stockholders or an underwriter will sell the Shares to the dealer, as principal. The dealer may then resell the Shares to the public at varying prices to be determined by the dealer at the time of resale.

      The Selling Stockholders, dealers acting in connection with the offering and brokers executing sell orders on behalf of one or more Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act. In addition, any such broker or dealer may be required to deliver a copy of this Prospectus to any person who purchases any of the Shares from or through such broker or dealer.

                                  LEGAL MATTERS

      Legal matters in connection with the validity of the Shares offered by this Prospectus will be passed upon for the Company by Cadwalader, Wickersham & Taft, New York, New York.

                                     EXPERTS

      The financial statements incorporated in this Prospectus by reference from our Annual Report on Form 10-K for the year ended March 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern), which is incorporated in this Prospectus by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                    GLOSSARY

      As used in this Prospectus, the following terms have the meanings set forth below.

AIDS Acquired immune deficiency syndrome, a disease caused by a virus.

DB075 The designation given to our dication designed to treat diseases resident in the digestive tract.

DB289                   The designation given to our lead dication.

Dication A chemical molecule with two positively charged ends that are held together by a chemical linker. Dications bind to the DNA of infectious organisms.

DNA A type of molecule made up of polymerized deoxyribonucleotides linked together by phosphate bonds.

FDA                     U.S. Food and Drug Administration.

HCV Hepatitis C virus, or HCV, is one of the viruses that causes acute and chronic hepatitis. Persons who are chronically infected with Hepatitis C are at an increased risk for the development of cirrhosis and liver cancer.

HIV HIV is the human immunodeficiency virus most researchers believe causes AIDS.

IND Investigational New Drug Application, or IND, is a document required to be filed with the FDA prior to performing clinical studies on human subjects in the United States.

Leishmaniasis           An infection caused by a protozoal parasite that affects
                        the skin and abdominal organs, causing ulcers or skin disorders that resemble leprosy.

PCP Pneumocystis carinii pneumonia ("PCP") is a protozoal infection of the lungs, and most common of the AIDS-associated diseases.

Phase I Clinical testing in which the safety and pharmacological profile of a new drug is established in humans.

Phase II Clinical testing in which the effectiveness of a new drug is established in humans. This includes establishing the dose amount and frequency required to achieve a therapeutic effect, the metabolic rate of the administered drug and the toxicity profile in specific patient populations.

TB A disease caused by bacteria, Mycobacterium tuberculosis, that is transmitted by breathing in or eating infected droplets, usually affecting the lungs, although infection of other organ systems can occur.

Trypanosomiasis         An infection caused by a protozoal parasite and
                        transmitted usually by insect bites. Also known as African sleeping sickness.

                ================================================

                             IMMTECH INTERNATIONAL,
                                      INC.

                                1,221,344 SHARES
                                  COMMON STOCK

                ------------------------------------------------
                                   PROSPECTUS
                ------------------------------------------------

                                NOVEMBER 29, 2002

                ================================================